Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING SHARE ISSUE MANDATE, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 25 May 2016 at 9 a.m. is set out on pages 6 to 9 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

6 April 2016

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DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at 9 a.m. on 25 May 2016 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC

“AGM Notice”	the notice of the AGM as set out on pages 6 to 9 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“Company” or “the Company”	PetroChina Company Limited ( ), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

DEFINITIONS

“PRC”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:

Wang Yilin (Chairman)	World Tower

Wang Dongjin (Vice Chairman)	16 Andelu

Yu Baocai	Dongcheng District

Shen Diancheng	Beijing 100011

Liu Yuezhen	PRC

Liu Hongbin

Zhao Zhengzhang	Office Address:

Chen Zhiwu*	9 Dongzhimen North Street

Richard H. Matzke*	Dongcheng District

Lin Boqiang*	Beijing 100007

Zhang Biyi*	PRC

*	Independent non-executive Directors

6 April 2016

To the Shareholders

Dear Sirs,

GENERAL MANDATE TO ISSUE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the Share Issue Mandate (as defined below) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 23 June 2015, a general mandate was given to the Board to issue Shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to renew the unconditional general mandate to the Board that during the period as permitted under the general mandate and in accordance with the status quo of the market, to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company of not more than 20% of each of the existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM, to make any proposals, enter into any agreements or grant any share options or conversion rights with this regard and to determine the terms and conditions of issuing (the “Share Issue Mandate”). The Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the Share Issue Mandate.

The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares (H Shares) under the Share Issue Mandate, and is not required to convene class meetings of the Shareholders in respect of any issue of domestic shares (A Shares) under the Share Issue Mandate. However, notwithstanding the Board has been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares (A Shares) if such approval is required pursuant to the relevant PRC laws and regulations.

ANNUAL GENERAL MEETING

The AGM will be held at 9 a.m. on 25 May 2016 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to approve, among other things, the proposed Share Issue Mandate by way of special resolution. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 6 to 9 of this circular.

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. To be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

LETTER FROM THE BOARD

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 24 May 2016 (Tuesday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 25 April 2016 to 25 May 2016 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the Share Issue Mandate is in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolution set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wang Yilin
Chairman

NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2015

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the “Company”) for the year 2015 will be held at 9 a.m. on 25 May 2016 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the Report of the Board of the Company for the year 2015;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2015;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2015;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2015 in the amount and in the manner recommended by the Board of Directors;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2016;

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2016 and to authorise the Board of Directors to determine their remuneration;

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

7.	To consider and, if thought fit, to pass the following as special resolution:

“THAT:

(a)	The Board of Directors be and is hereby granted an unconditional general mandate to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company and determine the terms and conditions of issuing in accordance with the status quo of the market during the period as permitted under the general mandate, including to decide on the class and number of shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of shares to be issued to current shareholders of the Company; and/or to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares (A Shares) and/or overseas listed foreign shares (H Shares), separately or collectively, issued and handled (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with (a) above shall not exceed 20% of each of the existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of proposal and passing of this resolution at the 2015 Annual General Meeting, respectively.

(c)	The Board of Directors may make any proposals, enter into any agreements or grant any share options or conversion rights which need to or may need to exercise such rights after the expiry of the relevant period of this mandate.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the 2015 Annual General Meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; (ii) the expiration of the 12-month period following the passing of this resolution at the 2015 Annual General Meeting; or (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(e)	The Board of Directors be and is hereby authorised to increase the registered share capital and duly make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect new capital structure of the Company and the new registered share capital by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the actual situation of the capital structure of the Company after such issuance.

NOTICE OF ANNUAL GENERAL MEETING

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, rules or listing rules of the stock exchanges on which the Company is listed, and the Articles of Association of the Company.

(g)	The Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, regulations or the listing rules of the stock exchanges on which the Company is listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and other relevant authorities are obtained.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

6 April 2016

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Important: You should first review the annual report of the Company for the year 2015 before appointing a proxy. The annual report for the year 2015 is expected to be dispatched to Shareholders on or before 30 April 2016 to the addresses as shown in the register of members of the Company. The annual report for the year 2015 will include the Report of the Directors for the year 2015, the Report of the Supervisory Committee for the year 2015 and the Audited Financial Statements for the year 2015 for review by the shareholders of the Company (the “Shareholders”).

2.	The register of members of H Shares of the Company will be closed from Monday, 25 April 2016 to Wednesday, 25 May 2016 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 22 April 2016. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 24 May 2016 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited
Rooms 1712-1716,
17/F Hopewell Centre,
183 Queen’s Road East,
Hong Kong

3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2015, which is expected to be dispatched to the Shareholders on or before 30 April 2016.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarised. To be valid, for holders of H Shares, the notarised power of attorney or other document of authorization, and the form of proxy must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) not less than 24 hours before the time appointed for the holding of the annual general meeting.

6.	Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Wednesday, 4 May 2016 by hand, by post or by fax.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,
9 Dongzhimen North Street,
Dongcheng District, Beijing, PRC
Postal code: 100007
Contact person: Wu Enlai
Tel: (8610) 5998 6223
Fax: (8610) 6209 9557

9.	As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.